                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           BANCFIRST OHIO CORPORATION
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                    059450106
                                 (CUSIP Number)

                                  Roger L. Mann
                                    UNB Corp.
                             220 Market Ave., South
                                Canton, OH 44702
                                 (330) 438-1118

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                       Copy To: Anthony E. Efremoff, Esq.
                        Black, McCuskey, Souers & Arbaugh
                             1000 United Bank Plaza
                             220 Market Ave., South
                                Canton, OH 44702
                                 (330) 456-8341

                                September 5, 2001
             (Date of Event Which Requires Filing of This Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: |_|

CUSIP No.  059450106

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         UNB Corp.
         34-1442295

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         WC, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

         1,302,533 shares (1)(2)

8.       SHARED VOTING POWER

         0 shares (2)

9.       SOLE DISPOSITIVE POWER

         1,302,533 shares (1) (2) (See Item 5)

10.      SHARED DISPOSITIVE POWER

         0 shares (2)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,302,533 shares (1)(2)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.9% (3)

14.      TYPE OF REPORTING PERSON

         HC, CO

         (1) The reporting person disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). Beneficial ownership of such shares is being reported hereunder solely as a result of the Option (generally described in Item 4 hereof) granted pursuant to the Option Agreement (generally described in Item 4 hereof). UNB (generally described in Item 2 hereof) expressly disclaims any beneficial ownership of such shares of BancFirst Common Stock (generally described in Item 1 hereof) that are obtainable by UNB upon exercise of the Option because the Option is exercisable only in certain circumstances set forth in the Option Agreement, none of which has occurred as of the date hereof.

         (2) Shares held in trust accounts, managed accounts or other similar arrangements by one or more subsidiaries of the reporting person are not included. The reporting person disclaims beneficial ownership of such shares.

         (3) Based on the number of shares of BancFirst Common Stock subject to the Option (without giving effect to any shares issued or issuable upon exercise of the Option) relative to the outstanding number of shares of BancFirst Common Stock as of July 31, 2001.



Item 1.           Security and Issuer

         This statement relates to shares of common stock, without par value, of BancFirst Ohio ("BANCFIRST COMMON STOCK"), an Ohio corporation ("BANCFIRST"). The address of BancFirst's principal executive offices is 422 Main Street, Zanesville, OH 43702.

Item 2.           Identity and Background

         (a) - (c) and (f). This Schedule 13D is being filed by UNB Corp., a corporation organized and existing under the laws of the State of Ohio ("UNB"). UNB is a financial services holding company which conducts commercial and retail banking business through its wholly-owned subsidiary The United National Bank & Trust Company. UNB also owns nonbank subsidiaries that operate a loan office in Stark County, Ohio and financial planning businesses. The address of UNB's principal business and office is 220 Market Avenue South, Canton, Ohio 44702.

         The names of the directors and executive officers of UNB and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth in Annex A to this Schedule 13D and specifically incorporated herein by reference.

         Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of UNB.

         (d) - (e). During the last five years, neither UNB nor, to the best knowledge of UNB, any executive officer or director of UNB, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

         Pursuant to the Option Agreement described in Item 4, BancFirst has granted to UNB the Option to purchase up to 1,302,533 shares of BancFirst Common Stock at a price of $20.95 per share, exercisable only in certain circumstances. The exercise of the Option to purchase the full number of shares of BancFirst Common Stock currently covered thereby would require aggregate funds of approximately $27,288,066.00. If UNB were to purchase shares of BancFirst Common Stock pursuant to the Option Agreement, UNB currently anticipates that such funds would be provided from UNB's working capital and from borrowings from other sources yet to be determined.

Item 4.     Purpose of Transaction

         On September 5, 2001, BancFirst and UNB as well as related entities entered into an Agreement of Merger and Plan of Reorganization (the "REORGANIZATION AGREEMENT"), pursuant to which BancFirst and UNB will be merged with and into UNB (the "MERGER"). Additionally, BancFirst's banking subsidiary, The First National Bank of Zanesville, will be merged with and into UNB's banking subsidiary, United National Bank & Trust Co.

         Pursuant to the Reorganization Agreement, each outstanding share of common stock, without par value, of BancFirst ("BANCFIRST COMMON STOCK") will be converted into 1.325 shares of UNB Common Stock upon the merger of BancFirst into UNB (the "EFFECTIVE TIME").

            The Merger is intended to qualify as a reorganization for purposes of Section 368(a) of the Internal Revenue Code of 1986, as amended. The Merger is subject to a number of conditions set forth in the Reorganization Agreement, which is included as
Exhibit 1 hereto and is incorporated herein by reference.

            As a condition and inducement to UNB's entering into the Reorganization Agreement (and the Reciprocal Option Agreement generally described below), BancFirst entered into the Option Agreement with UNB pursuant to which BancFirst granted UNB the Option to purchase up to 1,302,533 shares of BancFirst Common Stock at a price of $20.95 per share, exercisable only in certain circumstances. The number of shares issuable upon exercise of the Option (such shares, "OPTION SHARES") is subject to adjustment in the event that any shares of BancFirst Common Stock are issued or otherwise become outstanding or are redeemed, repurchased or retired or otherwise cease to be outstanding after the date of the Option Agreement so that after such action the number of Option Shares equals 14.9% of the number of shares of BancFirst Common Stock then outstanding without giving effect to any shares issued or issuable upon exercise of the Option. In addition, the number of shares subject to the Option will be adjusted in the event of any change in the number of shares of BancFirst Common Stock outstanding by reason of any stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction by BancFirst. Under certain circumstances set forth in the Option Agreement, BancFirst can be required to repurchase the Option and any Option Shares at a formula price. The Option Agreement is included as Exhibit 2 hereto and is incorporated herein by reference.

         Provided that (i) UNB or any other holder of the Option shall not be, on the date of exercise, in material breach of the agreements or covenants contained in the Reorganization Agreement or the Option Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, the holder may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event (as defined therein); provided that the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time, (B) termination of the Reorganization Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined therein), other than a termination of the Reorganization Agreement by UNB pursuant to Section 9.1(d) thereof (a "DEFAULT TERMINATION"), (C) 12 months after the termination of the Reorganization Agreement by UNB pursuant to a Default Termination, and (D) 12 months after termination of the Reorganization Agreement (other than pursuant to a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; and provided, further, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable laws, including without limitation the Bank Holding Company Act of 1956, as amended (the "BHCA")

         The term "PURCHASE EVENT" means the occurrence of any of the following events: (i) Without UNB's prior written consent, BancFirst shall have authorized, recommended or publicly-proposed, or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than UNB or any subsidiary of UNB) to effect (A) a merger, consolidation or similar transaction involving BancFirst or any of its subsidiaries, (B) the disposition, by sale, lease, exchange or otherwise, of assets of BancFirst or any of its subsidiaries representing in either case 25% or more of the consolidated assets of BancFirst and its subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of BancFirst or any of its subsidiaries (any of the foregoing an "ACQUISITION TRANSACTION"); or (ii) any person (other than UNB or any subsidiary of UNB) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership of, or any "GROUP" (as such term is defined in Section 13(d)(3) of the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of BancFirst Common Stock.

         The term "PRELIMINARY PURCHASE EVENT" means the occurrence of any of the following events: (i) Any person (other than UNB or any subsidiary of UNB) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange
Act), or shall have filed a registration statement under the Securities Act of 1933, as amended ("SECURITIES ACT"), with respect to, a tender offer or exchange offer to purchase any shares of BancFirst Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the then outstanding shares of BancFirst Common Stock (such an offer being referred to herein as a "TENDER OFFER" and an "EXCHANGE OFFER," respectively); or (ii)
(A) the holders of BancFirst Common Stock shall not have approved the Reorganization Agreement at the meeting of such stockholders held for the purpose of voting on the Reorganization Agreement, (B) such meeting shall not have been held or shall have been canceled prior to termination of the Reorganization Agreement or (C) BancFirst's Board of Directors shall have withdrawn or modified in a manner adverse to UNB the recommendation of BancFirst's Board of Directors with respect to the Reorganization Agreement; in each case after it shall have been publicly announced that any person (other than UNB or any subsidiary of UNB) shall have (x) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (y) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer, or (z) filed an application (or given notice), whether in draft or final form, under the BHCA, the Home Owners Loan Act, as amended, the Bank Merger Act, as amended, or the Change in Bank Control Act of 1978, as amended, or any similar state banking law, for approval to engage in an Acquisition Transaction; or (iii) BancFirst shall have breached any representation, warranty, covenant or obligation contained in the Reorganization Agreement and such breach would entitle UNB to terminate the Reorganization Agreement under Section 9.1(d) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Reorganization Agreement) after (x) a bona fide proposal is made by any person (other than UNB or any subsidiary of UNB) to BancFirst or its stockholders to engage in an Acquisition Transaction, (y) any person (other than UNB or any subsidiary of UNB) states its intention to BancFirst or its stockholders to make a proposal to engage in an Acquisition Transaction if the Reorganization Agreement terminates or (z) any person (other than UNB or any subsidiary of UNB) shall have filed an application or notice with any Governmental Entity to engage in an Acquisition Transaction.

            Simultaneously with the execution of the Option Agreement and the Reorganization Agreement, UNB and BancFirst entered into a reciprocal stock option agreement (the "RECIPROCAL OPTION AGREEMENT") whereby UNB granted to BancFirst the option to purchase up to 1,561,064 shares of UNB Common Stock at a price of $18.50 per share, exercisable only in certain circumstances (the "RECIPROCAL OPTION"). The number of shares issuable upon exercise of the Reciprocal Option is subject to adjustment in the same manner as described above with respect to the Option. The shares of UNB Common Stock issuable pursuant to the Reciprocal Option would represent approximately 14.9% of the UNB Common Stock issued and outstanding. With the exception of the number of shares subject to the option and the exercise price of the option, the terms of the Reciprocal Option Agreement are substantially identical to the Option Agreement. The Reciprocal Option Agreement is included as Exhibit 3 hereto and is incorporated herein by reference.

            Except as set forth in this Item 4, UNB has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

            The preceding description of certain provisions of the Reorganization Agreement, the Option Agreement and the Reciprocal Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.     Interest in Securities of the Issuer

            (a) and (b). Pursuant to the Option Agreement, UNB has the right, exercisable only in certain circumstances, none of which has occurred as of the date hereof, to acquire up to 1,302,533 shares of BancFirst Common Stock (subject to adjustment as described in Item 4), which represents beneficial ownership of approximately 14.9% of the shares of BancFirst Common Stock currently outstanding. If UNB were to acquire such shares, it would have sole voting and investment power with respect thereto. Because of the limited circumstances in which the option granted under the Option Agreement is exercisable, UNB disclaims beneficial ownership of such shares of BancFirst Common Stock subject to the Option Agreement.

            As of September 1, 2001, a subsidiary of UNB, in the ordinary course of its trust and investment management business, held 14,385 shares of BancFirst Common Stock in trust accounts, managed accounts or under similar arrangements on behalf of third parties (collectively, "TRUST ACCOUNTS"), constituting less than 1% of the shares of BancFirst Common Stock outstanding as of such date. UNB has sole voting power and dispositive power with respect to 1,050 shares of BancFirst Common Stock held in Trust Accounts. Except as set forth above, UNB has no voting power or dispositive power with respect to shares of BancFirst Common Stock held in Trust Accounts. Such shares are not included in the shares of BancFirst Common Stock covered by this Schedule 13D. UNB disclaims beneficial ownership of such shares.

            Except as set forth above, neither UNB nor, to its knowledge, any of the persons identified in Item 2 above beneficially own any shares of BancFirst Common Stock.

            (c) Except to the extent of transactions in a fiduciary capacity, there have been no transactions in shares of BancFirst Common Stock by UNB, or, to the best knowledge of UNB, any of UNB's executive officers and directors, during the past 60 days.

            (d)        Not applicable.

            (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Not applicable. Except as set forth in Items 3, 4 and 5, neither UNB nor, to the best knowledge of UNB, any of its directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of BancFirst.

Item 7.     Material to be Filed as Exhibits

            1. Agreement of Merger and Plan of Reorganization, dated as of September 5, 2001 by and between BancFirst and UNB (incorporated by reference to Exhibit 2.1 to UNB's Current Report on Form 8-K, dated September 5, 2001 (File No. 0-13270)).

            2. Stock Option Agreement, dated as of September 5, 2001 by and between UNB, as grantee, and BancFirst, as issuer (incorporated by reference to Exhibit 99.2 to UNB's Current Report on Form 8-K, dated September 5, 2001 (File No. 0-13270)).

            3. Stock Option Agreement, dated as of September 5, 2001 by and between BancFirst, as grantee, and UNB, as Issuer (incorporated by reference to Exhibit 99.1 to UNB's Current Report on Form 8-K, dated September 5, 2001 (File No. 0-13270)).

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


September 13, 2001

                                    UNB CORP.

                                    By:      /s/ Roger L. Mann
                                             --------------------------------
                                             Roger L. Mann
                                             Chairman, President and
                                             Chief Executive Officer

                                     ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                    UNB CORP.

            The names, business addresses and present principal occupations of the directors and executive officers of UNB, Corp. ("UNB"), are set forth below. If no business address is given, the director's or executive officer's business address is 220 Market Avenue South, Canton, Ohio 44702. The business address of each UNB director is also the business address of such director's employer, if any. All directors and executive officers listed below are citizens of the United States.


------------------------------------------ ---------------------------------------------------------
                                           PRESENT PRINCIPAL OCCUPATION OR
NAME                                       EMPLOYMENT AND ADDRESS (IF DIFFERENT THAN ABOVE)
------------------------------------------ ---------------------------------------------------------
Louis V. Bockius, III, Director            Chairman of Bocko, Inc., a packaging manufacturer,  4282
                                           Strausser Street, North Canton, OH  44720
------------------------------------------ ---------------------------------------------------------
E. Lang D'Atri, Director                   Attorney at Law, with Zollinger,  D'Atri, Gruber, Thomas
                                           & Co., 220 Market Ave., South, Canton, OH  44702
------------------------------------------ ---------------------------------------------------------
Roger L. DeVille, Director                 President of DeVille Developments,  a commercial real
                                           estate firm, 3951 Convenience  Cir.,  N.W.,  Suite 301,
                                           Canton, OH  44718
------------------------------------------ ---------------------------------------------------------
Robert J. Gasser, Director                 President of John  Gasser & Son,  Jewelers, a retail
                                           jewelry store, 205 Third Street, N.W., Canton, OH  44702
------------------------------------------ ---------------------------------------------------------
Nan B. Johnston, Director                  Director, Clerk and Treasurer of the Stark County
                                           District Library,  715 Market Ave.,  North, Canton, OH
                                           44702
------------------------------------------ ---------------------------------------------------------
Russell W. Maier, Director                 Retired Chairman and Chief Executive Officer,  Republic
                                           Engineered  Steels,  Inc, 5301  Fitzjames  Drive,  N.W.,
                                           Canton, OH  44708-1822
------------------------------------------ ---------------------------------------------------------
Robert L. Mang, Director                   Retired President and Chief Executive Officer of UNB
                                           Corp. and United National  Bank & Trust Co.,  6488 St.
                                           Augustine, N.W., Canton, OH  44718
------------------------------------------ ---------------------------------------------------------
Roger L. Mann, Director                    Chairman, President and Chief Executive Officer of UNB
                                           Corp.,  Chairman and Chief Executive Officer of United
                                           National Bank & Trust Co.
------------------------------------------ ---------------------------------------------------------
E. Scott Robertson, Director               President, Robertson  Heating Supply Company,  1711 6th
                                           Street, S.W., Canton, OH 44707
------------------------------------------ ---------------------------------------------------------

------------------------------------------ ---------------------------------------------------------
Marc L. Schneider, Director                President and Chief Operating Officer, Schneider Lumber
                                           Company, 400 Schroyer Ave., S.W., Canton, OH  44702
------------------------------------------ ---------------------------------------------------------
George M. Smart, Director                  Chairman and President of Phoenix Packaging Corporation,
                                           a container manufacturer, 3075 Brookline Road, N.W.,
                                           Canton, OH  44720
------------------------------------------ ---------------------------------------------------------
Jane M. Timken, Director                   Attorney at Law, Black, McCuskey, Souers & Arbaugh, 220
                                           Market Ave., South, Canton, OH 44702
------------------------------------------ ---------------------------------------------------------
Leo E. Doyle                               Executive Vice President, United National Bank & Trust
                                           Co.
------------------------------------------ ---------------------------------------------------------
James J. Pennetti                          Executive Vice President and Treasurer of UNB Corp.,
                                           Executive Vice President of United National Bank &
                                           Trust Co.
------------------------------------------ ---------------------------------------------------------
Robert M. Sweeney                          Secretary of UNB Corp.,  Executive Vice President  of
                                           United National Bank & Trust Co.
------------------------------------------ ---------------------------------------------------------
Scott E. Dodds                             Executive Vice President of United National Bank &
                                           Trust Co.
------------------------------------------ ---------------------------------------------------------

EXHIBIT NUMBER             DESCRIPTION

         1. Agreement of Merger and Plan of Reorganization, dated as of September 5, 2001, by and between BancFirst Ohio Corp. and UNB Corp. (incorporated by reference to Exhibit 2.1 to UNB's Current Report on Form 8-K, dated September 5, 2001, (File No. 0-13270).

         2. Stock Option Agreement, dated as of September 5, 2001, by and between UNB Corp., as grantee, and BancFirst Ohio Corp., as Issuer (incorporated by reference to Exhibit 99.2 to UNB's Current Report on Form 8-K, dated September 5, 2001 (File 0-13270).

         3. Stock Option Agreement, dated as of September 5, 2001, by and between BancFirst Ohio Corp. as grantee, and UNB Corp., as Issuer (incorporated by reference to Exhibit 99.1 to UNB's Current Report on Form 8-K dated September 5, 2001 (File No. 0-13270).